5/22


08002765



# Follow-Up Materials

### M E M O R A N D U M

TO:      DOCUMENT CONTROL

FROM:      Paul M. Dudek, Chief
           Office of International Corporate Finance
           Division of Corporation Finance

RE:      INTERNATIONAL BANK RECORD DATA

FORM TYPE: _EBRD_

COMPANY NAME: _European Bank for Reconstruction & Development_

COMPANY
     ADDRESS: _____

PROCESSED

MAY 2 8 2008

THOMSON REUTERS

COMPANY STATUS:      ACTIVE _A_        BRANCH: ____

FILE NO.: _83-00006_        FISCAL YEAR: _____

(03/94)

083-00006

RECEIVED

2008 MAY 22  A 10: 00

:ICE OF INTERNATIONAL
CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

MAY 0 6 2008

Washington, DC
109

# REPORT OF
# EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
### In respect of the issue of
### USD 1,000,000,000 3.625% Notes due June 17, 2013
### by the Bank
### pursuant to its
### EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 6, 2008

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,000,000,000 3.625% Notes due June 17, 2013 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 10, 2007, as supplemented by a Pricing Supplement dated May 6, 2008 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent and Registrar of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated May 6, 2008 with the managers named therein (the "Managers") pursuant to a Programme Agreement dated August 10, 2007 with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

|  | Price to the Public | Selling Discounts and Commissions | Net Proceeds to the Bank |
|---|---|---|---|
| Per Unit | 99.899% | 0.10% | 99.799% |
| Total | USD 998,990,000 | USD 1,000,000 | USD 997,990,000 |

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.  Other Expenses of Distribution

The Managers have agreed to pay the costs and expenses incurred by the Managers (including legal expenses), filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement.

Item 6.  Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7.  Exhibits

(a)     The Deed of Covenant dated August 10, 2007.*

(b)     Copy of an opinion of counsel as to the legality of the Notes dated August 10, 2007.*

(c)     (i)     The Programme Agreement dated August 10, 2007.*
        (ii)    The Syndication Agreement dated May 6, 2008.
        (iii)   The Agency Agreement dated August 10, 2007.*

(d)     (i)     The Base Prospectus dated August 10, 2007.*
        (ii)    The Pricing Supplement dated May 6, 2008.

---

* Previously filed with the Securities and Exchange Commission on August 22, 2007.

## Syndication Agreement

## European Bank for Reconstruction and Development
## U.S.$1,000,000,000 3.625 per cent. Global Notes due 17 June 2013

6 May 2008

To:    Citigroup Global Markets Inc.
Credit Suisse Securities (Europe) Limited
Daiwa Securities SMBC Europe Limited
Deutsche Bank AG, London Branch
Dresdner Bank AG London Branch
Goldman Sachs International
J.P. Morgan Securities Ltd.
Merrill Lynch International
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc
Nomura International
RBC Capital Markets Corporation
The Toronto-Dominion Bank
UBS Limited
(the "Managers")

c/o    Daiwa Securities SMBC Europe Limited
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International plc
RBC Capital Markets Corporation
c/o 125 London Wall
London EC2Y 5AJ
(the "Joint Lead Managers")

cc:    Citibank, N.A., London (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "Issuer") proposes to issue U.S.$1,000,000,000 3.625 per cent. Global Notes due 17 June 2013 (the "Notes") pursuant to its Euro 20,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "Programme Agreement") dated 10 August 2007 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1    This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "New Dealer") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i)     a copy of the Programme Agreement; and

(ii)    a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers (on behalf of the Managers) have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Telephone no:   +44 207 779 3469
Fax:            +44 207 777 9153
Attention:      Euro Medium Term Note Desk

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Joint Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2       Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.799 per cent. of the principal amount of the Notes (the "**Purchase Price**") plus accrued interest, if any, being the issue price of 99.899 per cent. less a combined selling and management and underwriting commission of 0.10 per cent. of such principal amount.

3       The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i)     the sum payable on the Issue Date shall be U.S.$997,990,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) **"Issue Date"** means 14.30 hours (London time) on 8 May 2008, or at such other time and/or date as the Issuer and the Joint Lead Managers on behalf of the Managers may agree; and

(iii) **"Payment Instruction Date"** means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's EEA Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from Linklaters LLP, legal advisers to the Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Joint Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Managers or the Issuer, as the case may be, there

shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2    Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7      Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8      This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9      A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....................................................................................

Authorised Signatory

We agree to the foregoing.

For:    Citigroup Global Markets Inc.
        Credit Suisse Securities (Europe) Limited
        Daiwa Securities SMBC Europe Limited
        Deutsche Bank AG, London Branch
        Dresdner Bank AG London Branch
        Goldman Sachs International
        J.P. Morgan Securities Ltd.
        Merrill Lynch International
        Mitsubishi UFJ Securities International plc
        Morgan Stanley & Co. International plc
        Nomura International
        RBC Capital Markets Corporation
        The Toronto-Dominion Bank
        UBS Limited

By: ....................................................................................

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For:   European Bank for Reconstruction and Development

By:


We agree to the foregoing.

For:     Citigroup Global Markets Inc.
         Credit Suisse Securities (Europe) Limited
         Daiwa Securities SMBC Europe Limited
         Deutsche Bank AG, London Branch
         Dresdner Bank AG London Branch
         Goldman Sachs International
         J.P. Morgan Securities Ltd.
         Merrill Lynch International
         Mitsubishi UFJ Securities International plc
         Morgan Stanley & Co. International plc
         Nomura International
         RBC Capital Markets Corporation
         The Toronto-Dominion Bank
         UBS Limited

By:

## Annex A
## Form of Pricing Supplement

6 May 2008

## PRICING SUPPLEMENT

**European Bank for Reconstruction and Development**
**U.S.$1,000,000,000 3.625 per cent. Global Notes due 17 June 2013**
**issued pursuant to a Global Medium Term Note Programme**

### PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 10 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from ERBD, One Exchange Square, London EC2A 2JN, United Kingdom.

### SUMMARY OF THE NOTES

| | | |
|---|---|---|
| 1 | Specified Currency: | United States Dollar (**"U.S.$"**) |
| 2 | Nominal Amount: | U.S.$1,000,000,000 |
| 3 | Type of Note: | Fixed Rate |
| 4 | Issue Date: | 8 May 2008 |
| 5 | Issue Price: | 99.899 per cent. |
| 6 | Maturity Date: | 17 June 2013 |
| 7 | Fungible with existing Notes: | No |

### FORM OF THE NOTES

| | | | |
|---|---|---|---|
| 8 | | Form of Note: | Registered |
| 9 | | New Global Note: | No |
| 10 | | Specified Denomination(s): | U.S.$1,000 |
| 11 | | Exchange of Bearer Notes: | Not Applicable |
| 12 | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | Not Applicable |
| | (b) | Date(s) on which the Talons mature: | Not Applicable |
| 13 | (a) | Registered holder of Registered Global Note: | The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the |

name of Cede & Co. as The Depository Trust Company, New York's nominee.

| (b) | Exchange of Registered Global Note: | Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 43 of the Base Prospectus |

## PROVISIONS RELATING TO INITIAL PAYMENT

14   Partly Paid Notes:      No

## PROVISIONS RELATING TO INTEREST

15   Interest Commencement Date:      Issue Date

**Fixed Rate Notes:**

| 16 | (c) | Fixed Rate of Interest: | 3.625 per cent. per annum payable semi-annually in arrear |
| | (d) | Fixed Interest Dates: | 17 June and 17 December in each year, commencing 17 December 2008. There will be a long first coupon in respect of the period from, and including, the Issue Date to, but excluding 17 December 2008, as specified below under "Initial Broken Amount". |
| | (e) | Initial Broken Amount per Specified Denomination: | U.S.$ 22.05 |
| | (f) | Final Broken Amount per Specified Denomination: | Not Applicable |
| | (g) | Fixed Day Count Fraction: | 30/360 |
| | (h) | Business Day Convention: | Following Business Day (unadjusted) |
| | (i) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the business centre). Additional business centre is London. |
| | (j) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |
| 17 | **Zero Coupon Notes:** | | Not Applicable |
| 18 | **Floating Rate Notes and Indexed Notes:** | | Not Applicable |

## PROVISIONS REGARDING PAYMENTS/DELIVERIES

| 19 | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies and the additional business centres are London and New York |
|---|---|---|
| 20 | Dual Currency Notes: | Not Applicable |
| 21 | Physically Settled Notes: | Not Applicable |

**PROVISIONS REGARDING REDEMPTION/MATURITY**

| 22 | (k) | Redemption at Issuer's option: | No |
|---|---|---|---|
| | (l) | Redemption at Noteholder's option: | No |
| 23 | (m) | Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount): | 100 per cent. per Specified Denomination |
| | (n) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable |
| 24 | | Instalment Note: | Not Applicable |
| 25 | | Early Redemption Amount for each Note payable on an event of default: | Condition 5(d) applies |

**DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS**

| 26 | Method of distribution: | Syndicated |
|---|---|---|
| 27 | If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer: | **Joint Lead Managers**<br>Daiwa Securities SMBC Europe Limited<br>5 King William Street<br>London EC4N 7DA<br><br>J.P. Morgan Securities Ltd.<br>125 London Wall<br>London EC2Y 5AJ<br><br>Morgan Stanley & Co. International plc<br>25 Cabot Square<br>Canary Wharf<br>London E14 4QA<br><br>RBC Capital Markets Corporation<br>One Liberty Plaza<br>165 Broadway<br>New York, NY 10006<br><br>**Co-Managers**<br>Citigroup Global Markets Inc.<br>388 Greenwich Street, 34th Floor |

New York, NY 10013

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Dresdner Bank AG London Branch
30 Gresham Street
London EC2P 2XY

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Nomura International
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

| 28 | Date of Syndication Agreement: | 6 May 2008 |
|----|-------------------------------|------------|
| 29 | Stabilising Manager | Not Applicable |
| 30 | Non-exempt Offer: | Not Applicable |
| 31 | Additional selling restrictions: | Not Applicable |
| 32 | Details of additional/alternative clearing system approved by the Issuer and the Agent: | Not Applicable |
| 33 | Intended to be held in a manner which would allow Eurosystem eligibility: | No |

| 34 | Common Code: | 036245166 |
| | ISIN Code: | US29874QBR48 |
| | CUSIP Number: | 29874QBR4 |
| 35 | Listing: | Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange |
| 36 | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable |
| 37 | Additional Information: | None |
| 38 | Total Commissions: | 0.10 per cent. of the Nominal Amount |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 8 May 2008).

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:     ...............................
        Authorised signatory

...................................................................

**CITIBANK, N.A.**
(as Agent)

# PART B – OTHER INFORMATION

1   **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 8 May 2008.

2   **RATINGS**

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **NOTIFICATION**

Not Applicable

4   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)    Reasons for the offer

The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)   Estimated net proceeds:    U.S.$997,990,000

(iii)  Estimated total expenses:    U.S.$30,000

6   **YIELD**

Indication of yield:    3.646 per cent. (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7   **HISTORIC INTEREST RATES**

Not Applicable

8       PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF
        EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER
        INFORMATION CONCERNING THE UNDERLYING

        Not Applicable

9       PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT
        ON VALUE OF INVESTMENT

        Not Applicable

6 May 2008

# PRICING SUPPLEMENT

**European Bank for Reconstruction and Development**
**U.S.$1,000,000,000 3.625 per cent. Global Notes due 17 June 2013**
**issued pursuant to a Global Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 10 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from ERBD, One Exchange Square, London EC2A 2JN, United Kingdom.

## SUMMARY OF THE NOTES

| | | |
|---|---|---|
| 1 | Specified Currency: | United States Dollar ("**U.S.$**") |
| 2 | Nominal Amount: | U.S.$1,000,000,000 |
| 3 | Type of Note: | Fixed Rate |
| 4 | Issue Date: | 8 May 2008 |
| 5 | Issue Price: | 99.899 per cent. |
| 6 | Maturity Date: | 17 June 2013 |
| 7 | Fungible with existing Notes: | No |

## FORM OF THE NOTES

| | | | |
|---|---|---|---|
| 8 | | Form of Note: | Registered |
| 9 | | New Global Note: | No |
| 10 | | Specified Denomination(s): | U.S.$1,000 |
| 11 | | Exchange of Bearer Notes: | Not Applicable |
| 12 | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | Not Applicable |
| | (b) | Date(s) on which the Talons mature: | Not Applicable |
| 13 | (a) | Registered holder of Registered Global Note: | The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the name of Cede & Co. as The Depository Trust Company, New York's nominee. |
| | (b) | Exchange of Registered Global | Registered Global Note will only be |

|  |  | Note: | exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 43 of the Base Prospectus |
|---|---|---|---|

**PROVISIONS RELATING TO INITIAL PAYMENT**

| 14 | Partly Paid Notes: | No |
|---|---|---|

**PROVISIONS RELATING TO INTEREST**

| 15 | Interest Commencement Date: | Issue Date |
|---|---|---|

**Fixed Rate Notes:**

| 16 | (a) | Fixed Rate of Interest: | 3.625 per cent. per annum payable semi-annually in arrear |
|---|---|---|---|
|  | (b) | Fixed Interest Dates: | 17 June and 17 December in each year, commencing 17 December 2008. There will be a long first coupon in respect of the period from, and including, the Issue Date to, but excluding 17 December 2008, as specified below under "Initial Broken Amount". |
|  | (c) | Initial Broken Amount per Specified Denomination: | U.S.$ 22.05 |
|  | (d) | Final Broken Amount per Specified Denomination: | Not Applicable |
|  | (e) | Fixed Day Count Fraction: | 30/360 |
|  | (f) | Business Day Convention: | Following Business Day (unadjusted) |
|  | (g) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the business centre). Additional business centre is London. |
|  | (h) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |

| 17 | Zero Coupon Notes: | Not Applicable |
|---|---|---|
| 18 | Floating Rate Notes and Indexed Notes: | Not Applicable |

**PROVISIONS REGARDING PAYMENTS/DELIVERIES**

| 19 | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies and the additional business centres are London and New York |
|---|---|---|

| 20 | Dual Currency Notes: | Not Applicable |
|----|----------------------|----------------|
| 21 | Physically Settled Notes: | Not Applicable |

**PROVISIONS REGARDING REDEMPTION/MATURITY**

| 22 | (a) | Redemption at Issuer's option: | No |
|----|-----|--------------------------------|-----|
|    | (b) | Redemption at Noteholder's option: | No |
| 23 | (a) | Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount): | 100 per cent. per Specified Denomination |
|    | (b) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable |
| 24 | Instalment Note: | | Not Applicable |
| 25 | Early Redemption Amount for each Note payable on an event of default: | | Condition 5(d) applies |

**DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS**

| 26 | Method of distribution: | Syndicated |
|----|-------------------------|------------|
| 27 | If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer: | **Joint Lead Managers**<br>Daiwa Securities SMBC Europe Limited<br>5 King William Street<br>London EC4N 7DA<br><br>J.P. Morgan Securities Ltd.<br>125 London Wall<br>London EC2Y 5AJ<br><br>Morgan Stanley & Co. International plc<br>25 Cabot Square<br>Canary Wharf<br>London E14 4QA<br><br>RBC Capital Markets Corporation<br>One Liberty Plaza<br>165 Broadway<br>New York, NY 10006<br><br>**Co-Managers**<br>Citigroup Global Markets Inc.<br>388 Greenwich Street, 34th Floor<br>New York, NY 10013<br><br>Credit Suisse Securities (Europe) Limited<br>One Cabot Square |

London E14 4QJ

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Dresdner Bank AG London Branch
30 Gresham Street
London EC2P 2XY

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Nomura International
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

| | | |
|---|---|---|
| 28 | Date of Syndication Agreement: | 6 May 2008 |
| 29 | Stabilising Manager | Not Applicable |
| 30 | Non-exempt Offer: | Not Applicable |
| 31 | Additional selling restrictions: | Not Applicable |
| 32 | Details of additional/alternative clearing system approved by the Issuer and the Agent: | Not Applicable |
| 33 | Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| 34 | Common Code: | 036245166 |
| | ISIN Code: | US29874QBR48 |
| | CUSIP Number: | 29874QBR4 |

| 35 | Listing: | Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange |

| 36 | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable |

| 37 | Additional Information: | None |

| 38 | Total Commissions: | 0.10 per cent. of the Nominal Amount |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 8 May 2008).

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: ...................................................................
Authorised signatory

...................................................
CITIBANK, N.A.
(as Agent)

# PART B – OTHER INFORMATION

| | | |
|---|---|---|
| 1 | LISTING | Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 8 May 2008. |
| 2 | RATINGS | The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. |

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | | |
|---|---|---|
| (i) | Reasons for the offer | The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations. |
| (ii) | Estimated net proceeds: | U.S.$997,990,000 |
| (iii) | Estimated total expenses: | U.S.$30,000 |

6 YIELD

| | |
|---|---|
| Indication of yield: | 3.646 per cent. (semi-annual) |
| | As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. |

7 HISTORIC INTEREST RATES

Not Applicable

8     **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9     **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

RECEIVED

2008 MAY 22 A 10: 00

FICE OF INTERNATIONAL
CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
RUB 500,000,000 6.50% Notes due December 20, 2010 (to be consolidated and form a
single series with the Bank's RUB 2,000,000,000 6.50% Notes due December 20, 2010
issued on December 20, 2007 and RUB 1,000,000,000 6.50% Notes due December 20, 2010
issued on April 14, 2008)
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

SEC
Mail Processing
Section

MAY 13 2008

Washington, DC
105

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 13, 2008

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Russian Rouble ("RUB") 500,000,000 6.50% Notes due December 20, 2010 (to be consolidated and form a single series with the Bank's RUB 2,000,000,000 6.50% Notes due December 20, 2010 issued on December 20, 2007 and the Bank's RUB 1,000,000,000 6.50% Notes due December 20, 2010 issued on April 14, 2008) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 10, 2007 and a Registration Document dated August 10, 2007, as supplemented by a Securities Note dated May 13, 2008 (which includes a Pricing Supplement dated May 13, 2008) and a Summary Note dated May 13, 2008 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated May 13, 2008 with J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 10, 2007 with Dealers referred to therein. Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

|  | Price to the Public | Selling Discounts and Commissions | Net Proceeds to the Bank |
|---|---|---|---|
| Per Unit | 99.718%[1] | 0.15% | 99.568% |
| Total | RUB 498,590,000[1] | RUB 750,000 | RUB 497,840,000[1] |

[1]    Plus 147 days' accrued interest on the principal amount of the Notes from and including December 20, 2007 to but excluding May 15, 2008, in the amount of RUB 13,053,300, such that aggregate net proceeds to the Bank will be RUB 510,893,300.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.  Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6.  Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7.  Exhibits

(a)     The Deed of Covenant dated August 10, 2007.*

(b)     Copy of an opinion of counsel as to the legality of the Notes dated August 10, 2007.*

(c)     (i)     The Programme Agreement dated August 10, 2007.*
        (ii)    The Purchaser's Confirmation dated May 13, 2008.
        (iii)   The Agency Agreement dated August 10, 2007.*

(d)     (i)     The Base Prospectus dated August 10, 2007.*
        (ii)    The Registration Document dated August 10, 2007.*
        (iii)   The Securities Note dated May 13, 2008.
        (iv)    The Summary Note dated May 13, 2008.
        (v)     The Pricing Supplement dated May 13, 2008.

---

* Previously filed with the Securities and Exchange Commission on August 22, 2007.

# JPMorgan

To    European Bank for Reconstruction and Development
      Attention: Aziz Jurayev

13 May 2008

Dear Sirs

## European Bank for Reconstruction and Development
### RUB500,000,000 6.50% Notes due 20 December 2010 (the "Notes") (to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008)

### issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We agree to pay:

(a)    the fees and expenses of our legal advisers;

(b)    the reimbursement to the Issuer of the fees and expenses of Cleary, Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filings, capped to an amount of USD2,000;

(c)    the fees and expenses of the Agent and any paying agents;

(d)    all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e)    the cost of listing the Notes; and

(f)    the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The commissions in respect of the Notes will be 0.15 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue. The net proceeds of the issue are RUB497,840,000 plus 147 days' accrued interest of RUB13,053,300.00, totalling RUB510,893,300 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For    J.P. MORGAN SECURITIES LTD.

By:    ........................

    Authorised signatory

J.P. Morgan Securities Ltd. • 125 London Wall, London, EC2Y 5AJ

Telephone: +44 (0)20 7777 2000 • Facsimile: +44 (0)20 7325 8240/8270

Registered in England & Wales No. 2711006. Registered Office 125 London Wall, London, EC2Y 5AJ. Authorised by the FSA.

Securities Note



# European Bank for Reconstruction and Development

*RUB500,000,000 6.50% Notes due 20 December 2010 (the "Notes") (to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008)*

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 10 August 2007 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 13 May 2008 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

*Lead Manager*
**JPMorgan**

13 May 2008

The Issuer accepts responsibility for the information contained in this Securities Note and for the information contained in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC) of the London Stock Exchange plc (the "Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the Notes specifies whether or not such Notes will be admitted to the Official List and admitted to trading on the Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Lead Manager (as defined herein). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

In respect of the Notes, the Lead Manager has not separately verified the information contained in the Prospectus. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Lead Manager as to the accuracy or completeness of the information contained in the Prospectus or any other information provided by the Issuer in connection with the Notes. The Lead Manager accepts no liability in relation to the information contained in the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area, Japan, France, Singapore, Russia and the Netherlands.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary is qualified by reference to and is subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" are to United States dollars, references to "euro" or "€" are to euro, references to "RUB" are to Russian Roubles, references to "£" are to pounds Sterling and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

# Table of contents

# Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in credit linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Arranger, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should pay specific attention to the risks highlighted below.

## Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

## Legal Investment Considerations

Investors should be aware of the risk of Settlement Disruption Events and the consequences thereof (also see "Risk Warning" and "Investor Suitability" below). Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

## Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its

liabilities. The Issuer has among the highest quality callable capital of any multilateral development banks, with over 60 per cent. from shareholders rated AAA/Aaa and over 90 per cent. from shareholders rated investment grade, as rated by both S&P and Moody's at 31 October 2007. It is therefore unlikely that a call will not be honoured.

## Risk Warning

There are significant risks associated with the Notes including, but not limited to:-

- the imposition of restrictions that would affect the acquisition, the holding and/or transfer of RUB;

- exchange rate risk;

- settlement risk;

- price risk; and

- liquidity risk.

Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

*Economic instability in Russia*

Since the dissolution of the Soviet Union, the Russian economy has experienced:

- significant declines in gross domestic product;

- hyperinflation;

- an unstable currency;

- high government debt relative to gross domestic product;

- a weak banking system providing limited liquidity to Russian enterprises;

- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

- widespread tax evasion;

- growth of "black" and "grey" market economies;

- high levels of corruption and the penetration of organised crime into the economy;

- pervasive capital flight;

- significant increases in unemployment and underemployment; and

- high poverty levels amongst the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its RUB-denominated securities, the Central Bank of Russia ("CBR") stopped its support of the RUB and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the RUB and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and

equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Concurrently with the implementation of political reforms, the Russian government has been attempting to carry out economic reforms and stabilise the economy. These policies have involved removing pricing restrictions, reducing defence expenditures and subsidies, privatising state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment. Of late, the pace of these economic reforms has slowed, and there appears to be a disagreement within the Russian government on how to proceed with further proposed reforms.

There can be no assurance that recent trends in the Russian economy – such as the increase in the gross domestic product, a relatively stable RUB and a reduced rate of inflation – will continue or will not be abruptly reversed. Moreover, fluctuations in international oil and gas prices, the strengthening of the RUB in real terms relative to the USD and the consequences of a relaxation in monetary policy in Russia, or other factors, could adversely affect Russia's economy and the value of the Notes as they will be denominated in RUB.

The ability of the Russian government and the CBR to limit the volatility of the RUB will depend on many political and economic factors. According to the CBR, inflation in Russia was 12.0% in 2003, 11.7% in 2004 and, according to the Russian Federal Service for State Statistics, 10.9% in 2005, 9.0% in 2006 and 11.9% in 2007. Any return to high and sustained inflation could lead to market instability and new financial crises, which could lead to, among other things, a fall of the RUB and/or an increase of RUB interest rates and, thus, adversely affect the value of the Notes.

*Settlement Disruption Events and calculation of the Exchange Rate*

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event (as determined by the Calculation Agent). Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that the Calculation Agent will be able to establish a meaningful Exchange Rate for converting RUB into USD rate in such a scenario. The determination of the Exchange Rate by the Calculation Agent may result in a rate of zero, and in this case the Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount and/or any Early Redemption Amount (as the case may be) of the Notes payable by the Issuer would also be zero.

Investors should also be aware that JP Morgan Chase Bank may face conflicts of interest in relation to its role as Calculation Agent for the Notes in determining the occurrence of a

Settlement Disruption Event and in determining the Exchange Rate for converting RUB into USD upon such an event. JP Morgan Chase Bank is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however investors should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

Further, investors should be aware that a Fixed Interest Date, the Maturity Date and/or the date fixed for early redemption (if any) pursuant to Condition 5(d) of the Notes (the "Early Redemption Date"), as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

*Risks associated with debt instruments that are both denominated and settled in RUB*

Offerings of debt instruments that are both denominated and settled in RUB, such as the Notes, are a recent phenomenon in the international capital markets. This, coupled with inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes. In particular:

– Debt instruments that are both denominated and settled in RUB have not previously been accepted for clearance through the clearing systems. RUB became an eligible settlement currency of Clearstream, Luxembourg with effect from 15 January 2007 and of Euroclear with effect from 13 February 2007. Due to the lack of experience of the clearing systems with settling, clearing and trading debt instruments that are both denominated and settled in RUB, there can be no guarantee that such clearing, settlement and trading procedures will progress smoothly or in a way which is comparable to procedures carried out with respect to instruments denominated in more conventionally settled currencies, such as USD or euros.

– Russian law previously prohibited or otherwise severely restricted the transfer and holding of RUB offshore and their repatriation onshore. Although these restrictions have been lifted for non-residents (save for some restrictions which apply to the regime of residents' accounts held outside of Russia), there is still no specific tested framework under Russian law for transferring or holding in offshore RUB accounts. As with much recent Russian legislation, there is extremely limited or non-existent, regulatory or court practice in interpreting these regulations. If restrictions or prohibitions were placed on the transfer and holding of RUB offshore or if such legislation was reinterpreted by the Russian regulators or courts to the effect that restrictions were still deemed to apply to the transfer and holding of RUB offshore, this would severely hinder Noteholders' ability to receive payments of principal or interest under the Notes or proceeds from the sale of the Notes.

– Payments of principal and interest under the Notes and proceeds from the sale of the Notes will be made in RUB. All payments of RUB to, from, or between RUB accounts located outside Russia will involve the use of onshore correspondent accounts within the Russian banking system. The Russian banking system is less developed than many of its Western counterparts and at present has little experience in dealing with payments relating to eurobonds or similar international debt instruments. Consequently there is a risk that payments of both principal and interest under the Notes and proceeds from the sale of the Notes, which need to pass through the Russian banking system, will be subject to delays and disruptions which may not exist in more mature banking markets.

– In order for noteholders to remove payments of principal and interest on the Notes and proceeds from the sale of the Notes from the clearing systems in RUB, they will

need to hold a bank account denominated in RUB. The administrative difficulties associated with opening RUB accounts outside Russia are significant. Non-resident Noteholders may also encounter considerable procedural difficulties with opening RUB accounts onshore in Russia. There can therefore be no guarantee that Noteholders will be able to successfully open up a RUB bank account either offshore or in Russia or transfer RUB payments made under the Notes out of the clearing systems.

## Investor Suitability

*The purchase of the Notes involves substantial risks and is not suitable for all investors*

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i)     have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii)    are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii)   are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv)    who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

*Understanding and appropriateness of the investment*

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisors as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation or have given you, and will give you, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisors about risks associated

with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that neither the Issuer, the Lead Manager nor the Calculation Agent is acting as a fiduciary or trustee for, or as an advisor to the investor with regard to the investment in the Notes.

*Investment considerations relating to the Notes*

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below.

The level of the RUB/USD Rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the RUB/USD Rate and the possibility that a holder of the Notes will receive a lower amount of interest, repayment or other consideration than the holder expected. Depending on the Exchange Rate to be determined by the Calculation Agent upon a Settlement Disruption Event, such amount or amounts can even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the RUB/USD Rate is not necessarily indicative of future performance.

*Risks relating to the Notes*

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the RUB/USD Rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, we expect that the trading value of the Notes will increase and,

conversely, if interest rates decrease, we expect that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on any of the RUB or the USD, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the Russian Federation or the United States, and, in turn, the exchange rates and therefore the value of the RUB/USD Rate.

**THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.**

# Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 10 August 2007 relating to the Programme shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

| | |
|---|---|
| Summary of the Programme | on pages 5 to 9 |
| Risk Factors | on pages 10 to 11 |
| General Description of the Programme | on page 14 |
| Terms and Conditions of the Notes | on pages 15 to 41 |
| Use of Proceeds | on page 42 |
| Issue Procedures | on pages 43 to 60 |
| Clearance and Settlement of Global Notes in Book Entry Form | on pages 61 to 63 |
| Subscription and Sale | on pages 68 to 71 |
| General Information | on pages 72 to 73 |

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

# Pricing Supplement

13 May 2008

**European Bank for Reconstruction and Development**
**RUB500,000,000 6.50% Notes due 20 December 2010 (to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008)**
**issued pursuant to a Global Medium Term Note Programme**

### PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 10 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Notes and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

### SUMMARY OF THE NOTES

| | | |
|---|---|---|
| 1 | Specified Currency: | Russian Rouble ("RUB") |
| 2 | Nominal Amount: | RUB500,000,000 |
| 3 | Type of Note: | Fixed Rate |
| 4 | Issue Date: | 15 May 2008 |
| 5 | Issue Price: | 99.718 per cent. plus 147 days' accrued interest on the Nominal Amount (calculated per denomination of RUB50,000 on 10,000 Notes) from and including 20 December 2007 to but excluding the Issue Date |
| 6 | Maturity Date: | 20 December 2010 |
| 7 | Fungible with existing Notes: | Yes |
| | | The Notes will be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and the Issuer's RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008 from and including the Issue Date |

### FORM OF THE NOTES

| | | |
|---|---|---|
| 8 | Form of Note: | Registered |
| 9 | New Global Note: | No |
| 10 | Specified Denomination(s): | RUB50,000 |

| 11 | | Exchange of Bearer Notes: | Not Applicable |
|---|---|---|---|
| 12 | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | No |
| | (b) | Date(s) on which the Talons mature: | Not Applicable . |
| 13 | (a) | Registered holder of Registered Global Note: | Citivic Nominees Limited |
| | (b) | Exchange of Registered Global Note: | Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 43 of the Base Prospectus |

**PROVISIONS RELATING TO INITIAL PAYMENT**

| 14 | Partly Paid Notes: | No |
|---|---|---|

**PROVISIONS RELATING TO INTEREST**

| 15 | | Interest Commencement Date: | 20 December 2007 |
|---|---|---|---|

**Fixed Rate Notes:**

| 16 | (a) | Fixed Rate(s) of Interest: | 6.50 per cent. per annum |
|---|---|---|---|
| | (b) | Fixed Interest Date(s): | 20 December in each year commencing . 20 December 2008 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto) |
| | (c) | Initial Broken Amount per Specified Denomination: | Not Applicable |
| | (d) | Final Broken Amount per Specified Denomination: | Not Applicable |
| | (e) | Fixed Day Count Fraction: | Actual/Actual - ICMA |
| | (f) | Business Day Convention: | Following |
| | (g) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, Moscow shall be the principal financial centre). London and New York City shall be additional business centres. |
| | (h) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |
| 17 | | Zero Coupon Notes: | Not Applicable |
| 18 | | Floating Rate Notes and Indexed Notes: | Not Applicable |

**PROVISIONS REGARDING PAYMENTS/DELIVERIES**

| 19 | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies subject to the provisions set out in Annex A hereto |
|---|---|---|
| 20 | Dual Currency Notes: | Not Applicable |
| 21 | Physically Settled Notes: | Not Applicable |

**PROVISIONS REGARDING REDEMPTION/MATURITY**

| 22 | (a) | Redemption at Issuer's option: | No |
|---|---|---|---|
| | (b) | Redemption at Noteholder's option: | No |
| 23 | (a) | Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount): | 100 per cent. subject to the provisions set out in Annex A hereto |
| | (b) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable |
| 24 | Instalment Note: | | Not Applicable |
| 25 | Early Redemption Amount for each Note payable on an event of default: | | 100 per cent. subject to the provisions set out in Annex A hereto |

**DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS**

| 26 | Method of distribution: | Non-Syndicated |
|---|---|---|
| 27 | If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer: | J.P. Morgan Securities Ltd.<br>125 London Wall<br>London EC2Y 5AJ<br>United Kingdom |
| 28 | Date of Syndication Agreement: | Not Applicable |
| 29 | Stabilising Agent(s): | None |
| 30 | Additional sales restrictions: | **Russia**<br>The Purchaser has represented and agreed that it has not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer the Notes as part of their initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the |

Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.

| | | |
|---|---|---|
| 31 | Details of additional/alternative clearing system approved by the Issuer and the Agent: | Euroclear and Clearstream, Luxembourg only |
| 32 | Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| 33 | Common Code: | 033497997 |
| | ISIN Code: | XS0334979977 |
| | CUSIP Number: | Not Applicable |
| 34 | Listing: | Official List of the UK Listing Authority and trading on the Market |
| 35 | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable |
| 36 | Additional Information: | The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith |
| 37 | Total Commissions: | 0.15 per cent. |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 15 May 2008).

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in this Pricing Supplement. The information set out in Annex B hereto is extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that so far as the Issuer is aware,

and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT


By:      ................................

         Authorised signatory


.......................................................................

CITIBANK, N.A.

(as Agent)

**1    LISTING**

|  |  |  |
|---|---|---|

(i)    Listing:                    London

(ii)    Admission to trading:    Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market on 15 May 2008 with effect from 15 May 2008.

The Notes are to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

**2    RATINGS**    The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

**3    NOTIFICATION**

Not Applicable

**4    INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5    REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)    Reasons for the offer    The net proceeds of the issue of the Notes (which is expected to be RUB510,893,300) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)    Estimated net proceeds:    RUB510,893,300

|       | (iii)  Estimated total expenses: | £10,000 |
| ----- | -------- | ------- |

**6   YIELD**

Indication of yield:                               6.599 per cent.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

**7   HISTORIC INTEREST RATES**

Not Applicable

**8   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

**9   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

**10   TERMS AND CONDITIONS OF THE OFFER**

Not Applicable

# Annex A
## Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws and regulations applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 1.00 p.m. London time on the last day of the Determination Period whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), payment shall instead be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) notified to the Agent and the Issuer) in an amount per Specified Denomination which shall be equal to the greater of zero and the amount produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

$$[\text{Relevant RUB Amount} \div \text{Exchange Rate}]$$

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from the operation of the provisions of these "Settlement Disruption Event and Fallback Provisions".

For the purposes of these provisions:

**"Business Day"** means a day on which commercial banks are open (or but for the occurrence of a Settlement Disruption Event, would have been open) for business (including dealings in foreign exchange and foreign currency deposits) in London, Moscow and New York City;

**"Calculation Agent"** means JP Morgan Chase Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JP Morgan Chase Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties

(including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the Calculation Agency Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor the Issuer shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance;

"**Determination Period**" means (i) in relation to any Fixed Interest Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention); (ii) in relation to the Maturity Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention); and (iii) in relation to an Early Redemption Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention), as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers (as defined below) for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means six leading dealers, banks or banking corporations with good credit standing, that are active in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner, the imposition of laws or regulations by the central banking authority or other legislative, governmental or regulatory authority of the Russian Federation which (a) require non-residents of the Russian Federation to obtain permission from such central banking authority or other authority to obtain RUB, or (b) otherwise restrict a non-resident's ability to obtain RUB, or (c) impose a tax, levy, impost, duty or other charge of a similar nature on the holding of RUB by non-residents

of the Russian Federation, or (d) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB between non-residents of the Russian Federation and/or residents of the Russian Federation to recipients resident in another country.

# Annex B
# Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

| Period | High | Low |
|---|---|---|
| 01/01/2001 – 31/12/2001 | 30.5050 | 28.1600 |
| 01/01/2002 – 31/12/2002 | 31.9550 | 30.4650 |
| 01/01/2003 – 31/12/2003 | 31.9550 | 29.2390 |
| 01/01/2004 – 31/12/2004 | 29.2755 | 27.7200 |
| 01/01/2005 – 31/12/2005 | 28.9814 | 27.4487 |
| 01/01/2006 – 31/12/2006 | 28.7414 | 26.1735 |
| 01/01/2007 – 31/12/2007 | 26.6019 | 24.2875 |
| 01/01/2008 – 30/04/2008 | 24.7885 | 23.3181 |

Source: Bloomberg

The delivery of these Final Terms does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER AND THE ISSUER DO NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

# Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be RUB510,893,300) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

# Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited, a division of the M'Graw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

**PRINCIPAL OFFICE OF**
**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

One Exchange Square
London EC2A 2JN
United Kingdom

Tel: +44 20 7338 6000

**LEAD MANAGER**

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ
United Kingdom

**AGENT**

**Citibank, N.A.**
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

**PAYING AGENT**

**The Bank of New York**
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

**LEGAL ADVISERS**

*To the Lead Manager*

*As to English Law*

**Linklaters LLP**
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



# European Bank for Reconstruction and Development

### *RUB500,000,000 6.50% Notes due 20 December 2010 (to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008)*

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its RUB500,000,000 6.50% Notes due 20 December 2010 (the "Notes") (to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 10 August 2007 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 13 May 2008 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

*Lead Manager*
**JPMorgan**

13 May 2008

# Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

## Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 10 August 2007 relating to the Programme.

| | |
|---|---|
| Issuer | European Bank for Reconstruction and Development |
| Arranger for the Programme | Merrill Lynch International |
| Lead Manager | J.P. Morgan Securities Ltd. |
| Agent | Citibank, N.A. |
| Currency | Russian Rouble ("RUB") |
| Maturity | 20 December 2010 |
| Issue Price | 99.718 per cent. plus 147 days' accrued interest from and including 20 December 2007 to but excluding 15 May 2008 |
| Fungible with existing Notes | The Notes will be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and the Issuer's RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008 |
| Form | The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg |
| Interest Rate | 6.50 per cent |
| Interest Payment Date | 20 December in each year commencing 20 December 2008 subject to adjustment in accordance with the Following Unadjusted business day convention. |
| Redemption | Notes are redeemable on their stated maturity, subject to the provisions relating to Settlement Disruption Events. |
| Denominations of Definitive Notes | RUB50,000 |

| | |
|---|---|
| Taxation............................................. | All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax. |
| Status of the Notes............................ | The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer. |
| Negative Pledge................................. | The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market. |
| Cross-Default..................................... | The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days. |
| Rating ................................................ | The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. |
| | A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. |
| Listing ............................................... | Application has been made for Notes issued under the Programme to be admitted on the Official List and to be admitted to trading on the Market. |
| Governing Law.................................. | English. |

Selling Restrictions.............................. There are restrictions on the sale of Notes in the United States, the United Kingdom, European Economic Area, Japan, France, Singapore, the Netherlands (and other restrictions) that may be applicable to a particular issue of Notes and the distribution of offering material.

## Summary of Information Relating to the Issuer

Issuer ...................................................
The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.

Authorised Share Capital ...................
The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.

Business..............................................
The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.

Directors .............................................
László Andor, Kurt Bayer, Terence Brown, Alain de Cointet, Anne Counihan, Sven Hegelund, Ole Hovland, Tae Hwan Kim, Elena Kotova, Vassili Lelakis, Kazimierz Marcinkeiwicz, Kazuya Murakami, Igor Podoliev, Enzo Quattrociocche, Gonzalo Ramos, Simon Ray, Manuel Sager, Joachim Schwarzer, Jean-Louis Six, Jan Willem van den Wall Bake and Stefanos Vavalidis are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

# Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be RUB510,893,300) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

# Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in exotic currency investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should pay specific attention to the risks highlighted below.

## Risk Factors relating to the Notes

### Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Past performance of the RUB/USD rate is not necessarily indicative of future performance.

If the volatility, or anticipated volatility, of the RUB/USD Rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes.

### Legal Investment Considerations

*General*

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

## Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 90 per cent. from shareholders rated investment grade, as rated by both S&P and Moody's at 31 October 2007. It is therefore unlikely that a call will not be honoured.

## Risk Warning

There are significant risks associated with the Notes including, but not limited to, convertibility risk, exchange rate risk, price risk, settlement risk and liquidity risk.

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event. Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in a Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly.less than anticipated. It is not certain that a meaningful Exchange Rate for converting RUB into USD rate can be established in such a scenario, and the payments received by an investor can be far lower than expected, and even zero.

JP Morgan Chase Bank may face conflicts of interest in relation to its role as Calculation Agent for the Notes.

Offerings of debt instruments denominated and settled in RUB are a recent phenomenon in the international capital markets. This, coupled with the inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes.

## Investor Suitability

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that neither the Issuer, the Lead Manager nor the Calculation Agent is acting as a fiduciary or trustee for, or as an advisor to the investor with regard to the investment in the Notes.

**THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 IN THE BASE PROSPECTUS.**

**PRINCIPAL OFFICE OF EUROPEAN BANK**
**FOR RECONSTRUCTION AND DEVELOPMENT**
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

**LEAD MANAGER**

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ
United Kingdom

**AGENT**

**Citibank, N.A.**
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

**PAYING AGENT**

**The Bank of New York**
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

**LEGAL ADVISERS**

*To the Lead Manager*

*As to English law*

**Linklaters LLP**
One Silk Street
London EC2Y 8HQ
United Kingdom

# Pricing Supplement

13 May 2008

**European Bank for Reconstruction and Development**
**RUB500,000,000 6.50% Notes due 20 December 2010 (to be consolidated and form a**
**single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010**
**issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December**
**2010 issued on 14 April 2008)**
**issued pursuant to a Global Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 10 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Notes and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

**SUMMARY OF THE NOTES**

| | | |
|---|---|---|
| 1 | Specified Currency: | Russian Rouble ("RUB") |
| 2 | Nominal Amount: | RUB500,000,000 |
| 3 | Type of Note: | Fixed Rate |
| 4 | Issue Date: | 15 May 2008 |
| 5 | Issue Price: | 99.718 per cent. plus 147 days' accrued interest on the Nominal Amount (calculated per denomination of RUB50,000 on 10,000 Notes) from and including 20 December 2007 to but excluding the Issue Date |
| 6 | Maturity Date: | 20 December 2010 |
| 7 | Fungible with existing Notes: | Yes |
| | | The Notes will be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and the Issuer's RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008 from and including the Issue Date |

**FORM OF THE NOTES**

| | | |
|---|---|---|
| 8 | Form of Note: | Registered |
| 9 | New Global Note: | No |
| 10 | Specified Denomination(s): | RUB50,000 |

| 11 | | Exchange of Bearer Notes: | Not Applicable |
|---|---|---|---|
| 12 | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | No |
| | (b) | Date(s) on which the Talons mature: | Not Applicable |
| 13 | (a) | Registered holder of Registered Global Note: | Citivic Nominees Limited |
| | (b) | Exchange of Registered Global Note: | Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 43 of the Base Prospectus |

**PROVISIONS RELATING TO INITIAL PAYMENT**

| 14 | Partly Paid Notes: | No |
|---|---|---|

**PROVISIONS RELATING TO INTEREST**

| 15 | Interest Commencement Date: | 20 December 2007 |
|---|---|---|

**Fixed Rate Notes:**

| 16 | (a) | Fixed Rate(s) of Interest: | 6.50 per cent. per annum |
|---|---|---|---|
| | (b) | Fixed Interest Date(s): | 20 December in each year commencing 20 December 2008 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto) |
| | (c) | Initial Broken Amount per Specified Denomination: | Not Applicable |
| | (d) | Final Broken Amount per Specified Denomination: | Not Applicable |
| | (e) | Fixed Day Count Fraction: | Actual/Actual - ICMA |
| | (f) | Business Day Convention: | Following |
| | (g) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, Moscow shall be the principal financial centre). London and New York City shall be additional business centres. |
| | (h) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |
| 17 | | Zero Coupon Notes: | Not Applicable |
| 18 | | Floating Rate Notes and Indexed Notes: | Not Applicable |

**PROVISIONS REGARDING PAYMENTS/DELIVERIES**

| | | | |
|---|---|---|---|
| 19 | | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies subject to the provisions set out in Annex A hereto |
| 20 | | Dual Currency Notes: | Not Applicable |
| 21 | | Physically Settled Notes: | Not Applicable |

**PROVISIONS REGARDING REDEMPTION/MATURITY**

| | | | |
|---|---|---|---|
| 22 | (a) | Redemption at Issuer's option: | No |
| | (b) | Redemption at Noteholder's option: | No |
| 23 | (a) | Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount): | 100 per cent. subject to the provisions set out in Annex A hereto |
| | (b) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable |
| 24 | | Instalment Note: | Not Applicable |
| 25 | | Early Redemption Amount for each Note payable on an event of default: | 100 per cent. subject to the provisions set out in Annex A hereto· |

**DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS**

| | | |
|---|---|---|
| 26 | Method of distribution: | Non-Syndicated |
| 27 | If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer: | J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom |
| 28 | Date of Syndication Agreement: | Not Applicable |
| 29 | Stabilising Agent(s): | ·None |
| 30 | Additional sales restrictions: | **Russia** The Purchaser has represented and agreed that it has not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer the Notes as part of their initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the |

|    |                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 |                                                                                          |
|----|------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------|------------------------------------------------------------------------------------------|
|    |                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  | Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations. |
| 31 | Details of additional/alternative clearing system approved by the Issuer and the Agent:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                          | Euroclear and Clearstream, Luxembourg only                                               |
| 32 | Intended to be held in a manner which would allow Eurosystem eligibility:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                        | No                                                                                       |
| 33 | Common Code:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                     | 033497997                                                                                |
|    | ISIN Code:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       | XS0334979977                                                                             |
|    | CUSIP Number:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                    | Not Applicable                                                                           |
| 34 | Listing:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                         | Official List of the UK Listing Authority and trading on the Market                      |
| 35 | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable                                                                           |
| 36 | Additional Information:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                          | The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith |
| 37 | Total Commissions:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               | 0.15 per cent.                                                                           |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 15 May 2008).

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in this Pricing Supplement. The information set out in Annex B hereto is extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that so far as the Issuer is aware,

and is able to ascertain from information published by Bloomberg, no facts have been
omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:    ...................................

    Authorised signatory

...................................................

CITIBANK, N.A.

(as Agent)

---

5

**PART B – OTHER INFORMATION**

1 **LISTING**

    (i)   Listing:          London

    (ii)   Admission to trading:    Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market on 15 May 2008 with effect from 15 May 2008.

    The Notes are to be consolidated and form a single series with the Issuer's RUB2,000,000,000 6.50% Notes due 20 December 2010 issued on 20 December 2007 and RUB1,000,000,000 6.50% Notes due 20 December 2010 issued on 14 April 2008 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

    (i)   Reasons for the offer    The net proceeds of the issue of the Notes (which is expected to be RUB510,893,300) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

    (ii)   Estimated net proceeds:    RUB510,893,300

(iii)    Estimated total expenses:        £10,000

6    **YIELD**

Indication of yield:                            6.599 per cent.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7    **HISTORIC INTEREST RATES**

Not Applicable

8    **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9    **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

10    **TERMS AND CONDITIONS OF THE OFFER**

Not Applicable

# Annex A
## Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws and regulations applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A.    The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 1.00 p.m. London time on the last day of the Determination Period whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B.    Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), payment shall instead be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) notified to the Agent and the Issuer) in an amount per Specified Denomination which shall be equal to the greater of zero and the amount produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

[Relevant RUB Amount ÷ Exchange Rate]

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from the operation of the provisions of these "Settlement Disruption Event and Fallback Provisions".

For the purposes of these provisions:

**"Business Day"** means a day on which commercial banks are open (or but for the occurrence of a Settlement Disruption Event, would have been open) for business (including dealings in foreign exchange and foreign currency deposits) in London, Moscow and New York City;

**"Calculation Agent"** means JP Morgan Chase Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JP Morgan Chase Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties

(including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the Calculation Agency Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor the Issuer shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance;

"**Determination Period**" means (i) in relation to any Fixed Interest Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention); (ii) in relation to the Maturity Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention); and (iii) in relation to an Early Redemption Date, the period which falls between 00:01 a.m. London time on the fourth Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention) and 1:00 p.m. London time on the Business Day preceding such date (as adjusted in accordance with the Following Business Day Convention), as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers (as defined below) for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means six leading dealers, banks or banking corporations with good credit standing, that are active in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner, the imposition of laws or regulations by the central banking authority or other legislative, governmental or regulatory authority of the Russian Federation which (a) require non-residents of the Russian Federation to obtain permission from such central banking authority or other authority to obtain RUB, or (b) otherwise restrict a non-resident's ability to obtain RUB, or (c) impose a tax, levy, impost, duty or other charge of a similar nature on the holding of RUB by non-residents

of the Russian Federation, or (d) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB between non-residents of the Russian Federation and/or residents of the Russian Federation to recipients resident in another country.

# Annex B
# Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

| Period | High | Low |
|---|---|---|
| 01/01/2001 – 31/12/2001 | 30.5050 | 28.1600 |
| 01/01/2002 – 31/12/2002 | 31.9550 | 30.4650 |
| 01/01/2003 – 31/12/2003 | 31.9550 | 29.2390 |
| 01/01/2004 – 31/12/2004 | 29.2755 | 27.7200 |
| 01/01/2005 – 31/12/2005 | 28.9814 | 27.4487 |
| 01/01/2006 – 31/12/2006 | 28.7414 | 26.1735 |
| 01/01/2007 – 31/12/2007 | 26.6019 | 24.2875 |
| 01/01/2008 – 30/04/2008 | 24.7885 | 23.3181 |

Source: Bloomberg

The delivery of these Final Terms does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER AND THE ISSUER DO NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

